

Division of Corporation
Finance

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

August 5, 2009

<u>Via U.S. Mail and Facsimile (510) 413-5699</u>

Mr. David C. Scott, President
3PAR Inc.
4209 Technology Drive
Freemont, California 94538

>   **Re: 3PAR Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 28, 2009**
>   **File No. 001-33823**

Dear Mr. Scott:

   This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proposal No. 3. Amendment and Restatement of 3PAR's Bylaws, page 15</u>

<u>General</u>

1.   For clarification, please include for each of the proposed changes to your current bylaws a cross-reference to the corresponding section of the proposed bylaw amendments attached as Appendix A to your proxy statement.

2.   As a related matter, please be sure to include with your amended proxy statement marked text of all proposed bylaw amendments. As an example, we note that the amended bylaws attached as Appendix A to your proxy statement do not include the marked provisions relating to director resignations and board vacancies.

Clarification of Advance Notice Requirements, page 16

3. You state on page 16 that the proposed bylaw amendments regarding advance notice requirements "are beneficial to both [your] stockholders and to [your] board of directors in planning for and administering meetings of [your] stockholders." You further state that you believe that the proposed amendments "will help to set the stockholders' expectations for such meetings and better prepare the stockholders for such meetings." Your discussion should be balanced to address any disadvantages or additional burdens that may be imposed on shareholders as a result of each of the proposed amendments to your bylaws.

Clarification of Special Meeting Business, page 19

4. Please revise your disclosure to more specifically identify the effect of the proposed change regarding special meetings. If the effect of the proposed change is to eliminate the requirement that advance notice be provided to shareholders concerning the business to be conducted at a special meeting, please clarify this as well.

Conform Director Resignations and Vacancies Provisions with Delaware Law, page 19

5. Please include a description of any material differences between the provisions currently in your bylaws and the changes you propose to make as well as a balanced discussion regarding the effects those changes will have on your shareholders.

                    *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Ryan Houseal at (202) 551-3105 or, in his absence, to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel